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May 15, 2003

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Wanadoo
Information Pursuant to Rule 12g3-2(b)
File No. 82-5150

Dear Sir or Madam,

On behalf of Wanadoo and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated May 15, 2003, announcing the launch of WiFi wireless broadband solutions.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at 011-33-1-5389-7000 should you have any questions.

Very truly yours,

Sami L. Toutounji/RM.

Sami L. Toutounji

5/27

cc: Olivier Fauqueux
Wanadoo

wanadoo

Paris, May 15, 2003

Wanadoo launches WiFi wireless broadband solutions

- **On May 19 Wanadoo will introduce the first WiFi package for secure wireless Internet access**
- **Wireless access with a choice of bandwidth solutions for home (128K, 512K and 1024K) and small businesses**
- **Promotional offer until August 19, 2003 for new eXtense WiFi package, only 200 euros (including VAT) including 99 euro[1] rebate.**

Thierry Breton, Chairman and CEO of France Telecom, announced last February the Group's commitment to WiFi. Today, Wanadoo unveils its commercial offering.

Starting May 19 Wanadoo will offer a new eXtense WiFi wireless broadband package for consumers and small businesses. The package will be available at France Telecom stores and from participating resellers.

Wireless solutions to develop broadband usage

The eXtense WiFi wireless broadband solution provides a high-speed Internet connection with no wires needed between the modem and the computer. Thanks to the modem router, several computers can share the same network.

Mobile Internet access means untethered freedom:

- No more cumbersome cables, letting people connect from a computer anywhere in the home, or move around with a laptop.
- Everyone in the home or office can access the Internet at the same time from their own computer, with no wires needed.
- A single connection serves all the computers in the home or office.

For example, children can play online games in their rooms, while their mother looks at the latest movie trailers on the terrace and their father checks his email from the living room.

This offer is particularly attractive for customers who use broadband on multiple computers (about 40 percent of Wanadoo broadband subscribers, both consumers or small businesses) and for families with children (also 40 percent of the subscriber base).

This new solution draws on technological expertise and innovations from France Telecom R&D research teams, spanning both new technologies and security.

Olivier Sichel, Wanadoo Chairman and Chief Executive Officer, said:
"The launch of Wanadoo's new WiFi package ushers in an exciting new dimension in the French Internet market. One of four Wanadoo customers now have ADSL service, and this totally secure wireless solution brings them greater freedom to surf not only whenever they want, but from wherever they want, opening up a host of new uses. This solution is matched to the needs and expectations of all our customers and perfectly illustrates our core values of proximity and simplicity, drawing on our dynamic capacity for innovation."

Press Release

1 Offer valid in Metropolitan France from May 19 to August 19, 2003 in areas covered by ADSL service, subject to compatibility of fixed phone line with ADSL technology, to general terms and conditions of sale, and a minimum 12-month subscription to an eXtense broadband Internet service package.

An extended range matched to the needs of all Internet users

Internet users enjoy an extremely wide choice of Wanadoo wireless broadband solutions to get the most out of WiFi technology.

The eXtense WiFi package includes:

- A WiFi modem router with a two-year guarantee, comprising, a USB WiFi adapter to interconnect the computer with the modem router, and access to all Wanadoo services. The package includes the service activation fee.
- Broadband Internet access, with a choice of "always on" unlimited access solutions with a minimum one-year subscription. Residential subscribers can choose eXtense 128K, 512K or 1024K service, while small business customers have a choice of eXtense Pro 128K, 512K, 1024K and 1024K+. The service includes access to the broadband portal and 24-by-7 support.

Wanadoo is also marketing WiFi accessories, which cost 99 euros (including VAT): USB adapter for wireless connection of PCs via the USB port, and a WiFi PC card for wireless connection of laptops and other devices.

To make untethered wireless surfing available to the widest possible number of customers, Wanadoo is offering the eXtense WiFi package at a special promotional price of only 200 euros until August 19, 2003, with a rebate of 99 euros off the regular price of 299 euros (including VAT[1]).

Convergent WiFi services with Orange

The Wanadoo WiFi package is fully compatible with Orange Hotspots, making it easy for customers to benefit from convenient wireless Internet access from a large number of public areas. Another service to be introduced in late 2003 will enable the purchase of prepaid connection time from hotspots via customers' Wanadoo account.

About Wanadoo

Wanadoo, a subsidiary of France Telecom, is one of Europe's leading Internet and directories companies with, at March 31st 2003, 8,786 million active subscribers, 2.4 billion pages viewed per month and, at December 31st, more than 638,000 advertisers in Directories. Wanadoo is a leading Internet media services provider in France and U.K., the n° 2 in Spain, the n°3 in the Netherlands and is also present in Morocco. Wanadoo is expanding its Internet operations through, amongst others, broadband Internet access with 1.6 million ADSL and cable subscribers. Wanadoo recorded EUR 2 billion in revenues in 2002 and has approximately 7,000 employees. Wanadoo is listed on Euronext Paris. Further information on Wanadoo can be found on the company's web site at: www.wanadoo.com.

Photos of the Wanadoo Wi-Fi package are posted in the Photo Gallery at http://www.francetelecom.com/

or can be obtained from the France Telecom media library by calling 0800 800 334 (toll free from France).

Press Contacts:

France Télécom Press Office
+ 33 1 44 44 93 93
Sébastien Goalès / Caroline Ponsi
sebastien.goales@francetelecom.com
caroline.ponsi@francetelecom.com

Wanadoo Press Office
+33 1 58 88 52 08
Anne-Marie Bérengier
anne-marie.berengier@wanadoo.com

[1] To benefit from the promotional offer customers must sign up for a 12-month subscription to one of the eXtense service plans.